Mail Stop 3561

      December 2, 2005

Mr. Michael D. James
Vice President & Chief Financial Officer
Amcon Distributing Company
7405 Irvington Road
Omaha, NE 68122

	RE:	Form 10-K/A (Amendment No. 2) for the
      Fiscal Year Ended September 24, 2004 Filed on November 30, 2005
      Response Letter Dated November 30, 2005
      File No. 1-15589

Dear Mr. James:

		We have reviewed your response to our letter dated
October
27, 2005 and your amended filing and have the following comments.

Form 10-K/A (Amendment No. 2) for the Year Ended September 24,
2004

Annual Report
Consolidated Financial Statements

Consolidated Statements of Income, page F-3

1. We note that the net income or loss line item required by Rule
5-
03(b)(19) of Regulation S-X has been omitted. Please include the net income (loss) line item in future filings. You should also similarly revise the tabular presentations included in Selected Financial Data on page 6 and Selected Quarterly Financial Data (Unaudited) on page 8 in future filings.

Consolidated Statements of Cash Flows, page F-5

2. We note your response to comment 1 in our letter dated October
27,
2005 and the revisions to your filing. You indicate that the reconciliation of net income to net cash flows from operating activities was revised to begin with net income. However, in the filing, the reconciliation begins with net income or loss available to common shareholders. Please revise future filings accordingly.

      Please provide a written response to these comments within
10
business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your response.

      You may contact Bill Thompson at (202) 551-3344 or Donna Di
Silvio at (202) 551-3202 if you have any questions.

	Sincerely,



								Michael A. Moran
								Branch Chief

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Mr. Michael D. James
Amcon Distributing Company
December 2, 2005
Page 1





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE